NEWS RELEASE                                                 HOMESTAKE
                                              HOMESTAKE MINING COMPANY
                                                 650 California Street
                                               San Francisco, CA 94108

Contact:

Gene G. Elam
Vice President, Finance and
Chief Financial Officer
415-983-8106

Michael A. Steeves
Director, Investor Relations
415-983-8169


       HOMESTAKE MINING COMPANY REPORTS FOURTH QUARTER AND FULL
         YEAR 1996 EARNINGS AND RECORD 1996 GOLD PRODUCTION
=================================================================

HIGHLIGHTS
   o   Net income was $30.3 million in both 1996 and 1995.
       Operating earnings before income taxes and nonrecurring items reached $88.7 million in 1996 compared to $76.4 million in 1995, a 16% increase.

   o Record gold production of almost two million ounces in 1996 exceeded the previous record in 1993 by 3%.

   o Cash production costs were reduced from $257 per ounce to $248 per ounce.

   o Revenues from gold and ore sales increased 5% to $712.2 million.

   o   In December, Homestake announced an agreement to acquire
       Santa Fe Pacific Gold Corporation in a stock transaction currently valued at approximately $2.1 billion.

=================================================================

San Francisco, CA, February 7, 1997 -- Homestake Mining Company (NYSE:HM) today reported net income of $30.3 million or $.21 per share in 1996 compared to net income of $30.3 million or $.22 per share in 1995. Earnings in 1996 include $10.4 million ($.07 per share) of net nonrecurring gains while earnings in 1995 included $6.7 million ($.05 per share) of similar gains.

Net income in the fourth quarter of 1996 was $2.4 million or $.02 per share compared to net income of $7.6 million or $.05 per share in 1995. Pretax charges to fourth quarter earnings in 1996 include a writedown of $9 million in the carrying value of investments in mining companies, recognition of an $8.7 million foreign exchange loss related to the Company's investment in its wholly-owned Canadian subsidiary, and $3.4 million of costs related to the Company's proposed merger with Santa Fe Pacific Gold Corporation. Offsetting these charges were net credits of $23.2 million, principally from a reduction of prior years' income tax accruals for certain contingencies which have now been resolved. Net income in the fourth quarter of 1995 includes net nonrecurring gains of $3.7 million or $.03 per share.

Homestake increased its gold production to a record level of 1,968,000 ounces in 1996, 5% more than the 1,877,000 ounces it produced in 1995. Significantly higher production from the Eskay Creek and Snip mines in British Columbia and from the Super Pit in Western Australia more than compensated for lower production at the McLaughlin mine in California, where low-grade stockpiles are being processed, and the Nickel Plate mine in Canada, which is now closed and being reclaimed. Total cash production costs were reduced by 4% to $248 per ounce in 1996 compared to $257 per ounce in 1995.

Revenues from gold and ore sales increased 5% to $712.2 million in 1996 compared to $675.2 million in 1995. The increase was due to an increase in the number of ounces sold and to a slightly higher realized gold price. The Company sold 1,952,000 ounces of gold in 1996 at an average price of $389 per ounce. In 1995, Homestake sold 1,873,000 ounces of gold at an average price of $386 per ounce.

Jack E. Thompson, President and Chief Executive Officer said "We are very pleased with the performance of all of our operations during 1996. Increased production and lower production costs in the fourth quarter compared to 1995 continued the favorable trend we established earlier in the year. We continue to generate significant cash flow to fund a growing exploration program and necessary capital investments. These operations provide a solid base for future growth, which we expect to accelerate by the acquisition of Santa Fe Pacific Gold. This acquisition will create a new leading international gold company with the asset base, financial strength and operating skills to pursue an aggressive growth strategy."

Homestake's operating earnings in 1996 increased by 16% to $88.7 million as a result of higher realized gold prices, an increase in the number of ounces of gold sold and a decrease in per-ounce cash production costs. This increase occured despite higher depreciation charges, a sharp increase in exploration spending and reduced earnings from sulphur operations.

Exploration expenses increased by 65% to $45.4 million as the Company continued to place a high priority on evaluating high-quality exploration prospects and potential mine development projects. Significant amounts continue to be spent at the Agua de la Falda property in Chile, at the Ruby Hill mine in Nevada and on a number of other promising prospects.

The Company reported an effective income and mining tax rate of 37% in 1996 compared to a rate of 46% in 1995. The lower tax rate in 1996 primarily was due to a $24 million reduction in the Company's accrual for prior years' income taxes, partially offset by the effect of incurring substantial exploration expenses, primarily in South America, which are not deductible for United States income tax purposes and for which a foreign income tax benefit cannot be recognized currently.

Homestake's proven and probable gold reserves declined by 5% during 1996 to 20.4 million contained ounces. Reserve additions occurred at Kalgoorlie in Western Australia and at the Snip mine in Canada, where the Company's 51% owned subsidiary Prime Resources Group, Inc. purchased an additional interest in this operation. Exploration success at the Eskay Creek mine also added to reserves. However, these additions were not sufficient to replace all of the ounces which were mined by the Company during the year. In addition to its proven and probable gold reserves, Homestake added significantly to the amount of gold contained in its mineralized material not yet classified as reserves. Gold in mineralized material increased 11% to 13.1 million ounces in 1996 from 11.8 million ounces in 1995.

GOLD OPERATIONS
Production of precious metals continued at a high level at the Company's Eskay Creek mine in British Columbia. During 1996, the mine sold 116,000 tons of ore containing 211,000 ounces of gold and 12,054,000 ounces of silver, equivalent to approximately 372,000 ounces of gold. In 1995, 104,000 tons of ore containing 197,000 ounces of gold and 9,945,000 ounces of silver, or 331,000 ounces of gold equivalent, were shipped to smelters. Total cash costs, including third-party smelter charges, were $170 per equivalent ounce of gold in 1996 compared to $185 per equivalent ounce in 1995.

Homestake's share of gold production from the Super Pit and the Mt. Charlotte mines in Australia increased by 57,000 ounces in 1996, primarily as the result of a 19% increase in tons of ore milled. During the year, the new Fimiston mill facilities were integrated successfully with the existing plant, and are now operating in excess of design capacity.

Production at the McLaughlin mine in Northern California declined by 56,000 ounces to 186,000 ounces during 1996. Mining at the open pit ceased in June as the orebody has been mined out. Production of gold from low-grade stockpiles will continue for another seven years. During 1996, the Company sold for future delivery 680,000 ounces of the gold it expects to produce from the stockpiles. The average price to be realized from these sales will be $426 per ounce, including $385 per ounce for the 120,000 ounces sold for delivery in 1997. The forward sales were made to ensure recovery of cash production costs, remaining capital costs and reclamation expenses.

Production of gold from the Snip mine in British Columbia increased by 51,000 ounces compared to 1995, principally as a result of Prime Resources' April, 1996 purchase of the 60% of the mine it did not own already.

Homestake Mining Company is an international gold mining company with substantial operations and exploration in the United States, Canada and Australia. Homestake also has active exploration programs in the Andes, Venezuela, French Guiana, Brazil and elsewhere in Latin America, and development and/or evaluation projects in Chile, Russia and Bulgaria.

Statements contained in this press release which are not historical facts are forward-looking statements as that item is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filings with the Securities and Exchange Commission.

                   Homestake Mining Company
               Statements of Consolidated Income


(in thousands, except per share amounts)

                           Three Months Ended          Year Ended
                               December 31,            December 31,
                             1996        1995         1996        1995

Revenues
 Gold and ore sales      $ 170,495    $ 172,921    $ 712,186    $675,222
 Sulphur and oil sales       7,744        8,919       30,749      40,620
 Interest                    3,808        4,051       15,054      16,737
 Equity earnings               902          471        1,588       2,155
 Other                      (3,996)       3,053        7,359      11,631

                           178,953      189,415      766,936     746,365

Costs and expenses
 Production costs          113,829      126,261      475,333     481,886
 Deprec.& depl              28,814       25,736      112,353      99,602
 Admin. & general            9,161        8,306       36,965      37,283
 Exploration                15,855        8,154       45,382      27,541
 Interest expense            2,670        2,973       10,644      11,297
 Other                      13,271        1,135       14,575       3,290

                           183,600      172,565      695,252     660,899

Income before taxes
   and minority int         (4,647)      16,850       71,684      85,466
Income & mining taxes       11,376       (6,050)     (26,333)    (39,141)
Minority interests          (4,304)      (3,157)     (15,070)    (15,998)

Net income               $   2,425    $   7,643    $  30,281    $ 30,327

Net income per share     $    0.02    $    0.05    $    0.21    $   0.22

Average shares
  outstanding              146,672      138,793      146,311     138,117

                       Homestake Mining Company
                      Consolidated Balance Sheets

(in thousands)

                                      December 31,  December 31,
                                          1996          1995

Assets

Cash and short-term investments        $  219,757   $  212,373
Other current assets                      159,591      156,344
Property, plant and equipment-net       1,007,030      846,776
Other assets                               95,730      106,140

Total                                  $1,482,108   $1,321,633


Liabilities and Shareholders' Equity

Current liabilities                    $  116,731   $   98,421
Long-term debt                            185,000      185,000
Other long-term liabilities               114,168      120,418
Deferred income and mining taxes          201,454      189,925
Minority interests                         96,203       92,012
Shareholders' equity                      768,552      635,857

Total                                  $1,482,108   $1,321,633

                      Homestake Mining Company
                 Statements of Consolidated Cash Flow


(in thousands)
                                                 Year Ended
                                                 December 31,
                                              1996          1995

Net income                                 $  30,281    $  30,327
Reconciliation to net cash provided
  by operations:
  Depreciation, depletion and
     amortization                            112,353       99,602
  Deferred taxes, minority interests
     and other                                22,893       32,891
  Gains on asset disposals                    (3,836)      (1,969)
  Effect of changes in operating working
     capital items                            18,687       (7,394)

Net cash flows provided by operations        180,378      153,457

  Capital additions                         (105,923)     (80,979)
  Proceeds from asset sales                   16,141       13,295
  Change in short-term investments           (63,742)      33,063
  Purchase of HGAL minority interests         (6,435)     (16,714)
  Purchase of interest in Snip mine          (39,279)           -
  Investments in mining companies            (12,224)     (37,314)
  Other                                        3,264        3,296

Total investment activities                 (208,198)     (85,353)

  Dividends paid - Homestake                 (29,341)     (27,587)
  Dividends paid - Prime minority
        interests                             (2,205)           -
  Common stock issued                          2,599        2,886

Total financing activities                   (28,947)     (24,701)

Effect of exchange rate
  changes on cash                                409       (3,147)

Net increase (decrease) in cash
  and equivalents                          $ (56,358)   $  40,256

                      Homestake Mining Company
          Gold Production (including Minority Interests)
                       Ounces in Thousands
                Ownership Percentage in (parenthesis)

                           Three Months Ended       Year Ended
                              December 31,          December 31,
                             1996      1995       1996       1995
UNITED STATES
    Homestake (100)          100.8    111.4      407.3      402.9
    McLaughlin (100)          32.2     63.0      185.5      241.8
    Round Mountain (25)       24.3     22.4      102.7       86.1
    Pinson (50) (a)            4.4      3.5       12.1       12.6
    Marigold (33)              7.7      5.7       24.5       23.2
    Santa Fe (100)             -        1.3        -         16.7

CANADA
    Eskay Creek (100)(b)      90.6     86.2      372.3      331.3
    Williams (50)             56.2     49.7      205.5      202.6
    David Bell (50)           25.5     19.7       97.7       79.4
    Quarter Claim (25)         2.9      1.5       11.4        7.1
    Nickel Plate (100)         2.3     26.5       70.2       91.4
    Snip (100) (c)            32.0     11.8      101.8       51.3

AUSTRALIA
    Kalgoorlie (50)          109.5     72.7      368.8      311.4

CHILE
    El Hueso (100)             1.6      3.1        8.3       19.6

TOTAL PRODUCTION             490.0    478.5    1,968.1    1,877.4

Minority Interests           (60.5)   (60.9)    (234.2)    (245.7)

HOMESTAKE'S SHARE            429.5    417.6    1,733.9    1,631.7

(a) Homestake increased its interest in the Pinson mine from 26.3% to 50% in December 1996.

(b) Ounces produced are expressed on a gold equivalent basis and include 51,200 (44,500 in 1995) payable ounces of gold and
      3.1 million (3.0 million in 1995) payable ounces of silver contained in ore sold to smelters in the fourth quarter, and 211,300 (196,500 in 1995) payable ounces of gold and 12.1 million (9.9 million in 1995) payable ounces of silver contained in ore sold to smelters in the year-to-date period.

(c)   Includes ounces of gold contained in dore and concentrates.
      Prime's ownership percentage in the Snip mine increased from 40% to 100% effective April 30, 1996.

                       Homestake Mining Company
                         Total Cash Costs (a)
                          (Dollars per Ounce)


                       Three Months Ended      Year Ended
                          December 31,         December 31,
                         1996      1995       1996      1995

UNITED STATES
    Homestake            $320      $304      $304      $303
    McLaughlin            283       256       250       242
    Round Mountain        265       264       256       254
    Pinson                329       314       369       322
    Marigold              236       282       267       254
    Santa Fe                -        99         -       139

CANADA
    Eskay Creek (b)       171       187       170       185
    Williams              206       220       222       222
    David Bell            176       217       172       203
    Quarter Claim         169       168       167       167
    Nickel Plate          526       391       347       379
    Snip (b)              222       179       190       176

AUSTRALIA
    Kalgoorlie            269       344       291       296

CHILE
    El Hueso              298       403       275       403

TOTAL HOMESTAKE          $248      $270      $248      $257


(a)    Effective January 1, 1996 Homestake adopted the "Gold
       Institute Production Cost Standard" for reporting per ounce production costs.

(b) For comparison purposes, total cash costs per ounce include estimated third-party costs incurred by smelter owners and others to produce marketable gold and silver.

                       Homestake Mining Company
                 Proven And Probable Gold Reserves (a)
                           December 31,1996


                                           Grade   Contained
                              Tons         Ounces    Ounces
                              (000)        Per Ton    (000)
UNITED STATES
    Homestake                 23,754        0.196     4,662
    Round Mountain           119,127        0.019     2,263
    McLaughlin                16,627        0.063     1,048
    Ruby Hill                  7,616        0.099       755
    Other                      7,304        0.040       295


CANADA
    Williams                  17,725        0.146     2,585
    Eskay Creek                  707        1.732     1,224
    David Bell                 2,787        0.291       811
    Other                        420        0.464       195


AUSTRALIA
    Mt. Charlotte             13,169        0.070       924
    Super Pit and other       85,126        0.065     5,522

CHILE
    Agua de la Falda             526        0.181        95
                                                     -------
                                                     20,379
                                                     =======

(a) Homestake's proportionate interest, excluding minority interests.

                       Homestake Mining Company
                  Mineralized Material - Gold (a)(b)
                           December 31,1996

                                   Grade     Contained
                         Tons      Ounces      Ounces
                         (000)     Per Ton      (000)
UNITED STATES
    Homestake            23,993     0.173        4,148
    Round Mountain       26,479     0.015          391
    Ruby Hill             9,200     0.067          614


CANADA
    Williams               4,313    0.121          524
    Eskay Creek              141    0.541           76
    George Lake (c)        2,572    0.322          829

AUSTRALIA
    Mt. Charlotte         14,235    0.074        1,054
    Super Pit and other   68,647    0.073        5,003

CHILE
    Agua de la Falda       3,054    0.158          483
                                                ------
                                                13,122
                                                ======

     INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
         OF HOMESTAKE MINING COMPANY AND OTHER REPRESENTATIVES
         OF HOMESTAKE MINING COMPANY WHO MAY COMMUNICATE WITH
            HOMESTAKE AND SANTA FE PACIFIC GOLD CORPORATION
                             SHAREHOLDERS


     The following is information concerning the directors and executive officers of Homestake Mining Company and other representatives of Homestake ("Homestake") who may communicate with Homestake and Santa Fe Pacific Gold Corporation ("Santa Fe") shareholders with respect to (i) Homestake's planned combination with Santa Fe pursuant to which Santa Fe will become a wholly-owned subsidiary of Homestake and each outstanding share of Santa Fe Common Stock, $0.01 par value, will be converted into the right to receive 1.115 shares of Homestake Common Stock, $1.00 par value (the "Combination") and (ii) the proposed offer by Newmont Mining Corporation ("Newmont") disclosed in the preliminary prospectus contained in the Registration Statement on Form S-4 of Newmont that was filed with the Securities and Exchange Commission on January 7, 1997 (Registration No. 333-19335), to exchange each outstanding share of Santa Fe Common Stock for 0.40 of a share of Newmont Common Stock, $1.60 par value. Newmont's proposed offer has not been commenced. Newmont's Registration Statement states that its principal executive offices are located at 1700 Lincoln Street, Denver, Colorado 80203. Santa Fe's principal executive offices are located at 6200 Uptown Boulevard NE, Suite 400, Albuquerque, New Mexico 87110.


                  Directors and Officers of Homestake

     Name and Business Address Present Position with Homestake or
               Other Principal Occupation or Employment

M. Norman Anderson
N Anderson & Associates 502-455 Granville Street
Vancouver, V6C1V2
Director, Homestake Mining Company; Former Chairman International
Corona Corporation; Mining Industry Consultant.

Jan P. Berger
Homestake Mining Company
650 California Street San Francisco, CA 94108-2788
Treasurer, Homestake Mining Company.

Michael L. Carroll
Homestake Mining Company 650 California Street
San Francisco, CA 94108-2788
Director of Taxes and Assistant Secretary,
Homestake Mining Company.

Robert H. Clark, Jr.
529 Fifth Avenue Suite 1600 New York, NY  10017
Director, Homestake Mining Company; President and Chief Executive
Officer, Case, Pomeroy & Company, Inc.

Harry M. Conger
Homestake Mining Company
650 California Street  San Francisco, CA 94108-2788
Director and Chairman of the Board,Homestake Mining Company.

G. Robert Durham
943 Seddon Cove Way
Tampa, FL 33602

Director, Homestake Mining Company; Former Chairman and Chief
Executive Officer of Walters Industries, Inc. and Former Chairman and President of Phelps Dodge Corporation.

Gene G. Elam
Homestake Mining Company
650 California Street  San Francisco, CA 94108-2788
Vice President, Finance and Chief Financial Officer, Homestake
Mining Company.

Douglas W. Fuerstenau
University of California, Berkeley 477 Evans Hall No. 1760
Berkeley, CA  94720
Director, Homestake Mining Company; Professor in the Graduate
School, Department of Materials Science and
Mineral Engineering, University of California, Berkeley.

Dennis B. Goldstein
Homestake Mining Company
650 California Street  San Francisco, CA 94108-2788
Corporate Counsel and Assistant Secretary,
Homestake Mining Company.

Lee A. Graber
Homestake Mining Company
650 California Street  San Francisco, CA 94108-2788
Vice President, Corporate Development,
Homestake Mining Company.

Henry G. Grundstedt
P.O. Box 105 Umpqua, OR 97486-0105
Director, Homestake Mining Company; Former Senior Vice President,
Capital Guardian Trust.

Fred Hewett
Homestake Mining Company
650 California Street  San Francisco, CA 94108-2788
Assistant Controller, Homestake Mining Company.

William A. Humphrey
Homestake Mining Company
650 California StreetSan Francisco, CA 94108-2788
Director, Vice Chairman of the Board, Former President and Chief
Operating Officer, Homestake Mining Company.

Robert K. Jaedicke
Graduate School of Business
Stanford University
Stanford, CA 94305-5015
Director, Homestake Mining Company; Professor (Emeritus) of
Accounting Graduate School of Business, Stanford University.

Wayne Kirk
Homestake Mining Company
650 California Street  San Francisco, CA 94108-2788
Vice President, General Counsel and Corporate Secretary,
Homestake Mining Company.

Gillyeard J. Leathley
Homestake Mining Company
650 California Street  San Francisco, CA 94108-2788
Vice President, Operations, Homestake Mining Company.

William F. Lindqvist
Homestake Mining Company
650 California Street  San Francisco, CA 94108-2788
Vice President, Exploration, Homestake Mining Company.

John Neerhout, Jr.
15 Peninsula Road
Belvedere, CA 94920
Director, Homestake Mining Company; Former Executive Vice
President and Director of Bechtel Group Inc.

Ronald D. Parker
1000-700 W. Pender Street
Vancouver, BC V6C 168  CANADA
Vice President, Canada, Homestake Mining Company.

David W. Peat
Homestake Mining Company
650 California Street  San Francisco, CA 94108-2788
Vice President and Controller, Homestake Mining Company.

Stuart T. Peeler
Casa Codorniz
POB 35852
Tucson, AZ 85740
Director, Homestake Mining Company;
Petroleum Industry Consultant.

Carol A. Rae
13117 N. Creekview Road
Rapid City, SD 57702
Director, Homestake Mining Company;
Former President and Chief Executive Officer, Magnum Diamond
Corporation.

Berne A. Schepman
The Adair Company
1670 South Amphlett Blvd.
Suite 214 San Mateo, CA  94402
Director, Homestake Mining Company; President,The Adair Company and Russian Technology Group.

Richard A. Tastula
9th Floor
2 Mill Street
Perth, WA 6000
Vice President, Australia, Homestake Mining Company.

Jack E. Thompson
Homestake Mining Company
650 California StreetSan Francisco, CA 94108-2788
Director, President and Chief Executive Officer,
Homestake Mining Company.

Thomas H. Wong
Homestake Mining Company
650 California Street  San Francisco, CA 94108-2788
Assistant Treasurer and Assistant Secretary,
Homestake Mining Company.

       On November 17, 1996, Homestake and Santa Fe entered into a confidentiality agreement pursuant to which, among other things, each party agreed to protect the confidential and proprietary information and data provided to each other in connection with the evaluation of one or more business transactions. On December 8, 1996, Homestake, Santa Fe and HMGLD Corp, a wholly-owned subsidiary of Homestake, entered into an Agreement and Plan of Merger pursuant to which the Combination will be consummated. On January 9, 1997, Homestake purchased 100 shares of Santa Fe common stock. In addition, the following individuals named above own the following shares of Santa Fe common stock, all of which has been owned by such individuals for more than 60 days: Mr. Peeler - 10,300 shares; Mr. Elam - 2,000 shares; and Mr. Graber - 1,000 shares.

     At the effective time (the "Effective Time") of the Combination, five members of the Homestake Board will continue as directors of Homestake. The other eight members of the Homestake Board will voluntarily resign as directors of Homestake. The Agreement provides that at the Effective Time, Mr. Thompson will become Homestake's Chairman of the Board and Chief Executive Officer.

     A total of ten Homestake management personnel, including Messrs. Thompson, Elam, Kirk, Leathley and Lindqvist, have severance agreements with Homestake under which they are entitled to receive benefits in the event of a change of control followed by certain events. The Combination is a change of control for purposes of these severance agreements. Under the severance agreements, entitlement to benefits arises if, within three years following the consummation of the Combination, such person's employment is terminated or such person elects to terminate his employment following (i) a reduction in salary or certain benefits, (ii) a change in location of employment, (iii) a change in position, duties, responsibilities or status inconsistent with such person's prior position, or (iv) a reduction in responsibilities, title or office as in effect just before the consummation of the Combination. Benefits consist of (i) a lump sum payment equal to two times such person's highest annual salary and bonus (including deferred compensation) during the three years prior to termination, (ii) continuation of participation in insurance and certain other fringe benefits for two years, (iii) continued vesting of stock options, and (iv) relocation assistance. Such benefits are in lieu of severance benefits otherwise payable under Homestake's general severance policy.

     The same ten management personnel are also participants in Homestake's Executive Supplemental Retirement Plan (the
"Homestake ESRP"). The Homestake ESRP provides that participating employees accrue retirement benefits at the rate of 4 1/3% times years of service up to a maximum of 15 years.
Service credit is then multiplied by average monthly compensation during the 36 consecutive months of highest compensation (salary and bonus) to determine a monthly retirement benefit. Benefits are payable on retirement at age 62 after 10 continuous years of service, with provision for early retirement between ages 55 and
62. Within two years following the Combination, if any participant's employment is terminated by Homestake or by the participant for any reason, such participant will fully vest in the maximum benefits payable under the Homestake ESRP to the extent such participant is not already fully vested, and will be entitled to commence receiving such benefits at age 55. Benefits payable under the Homestake ESRP are reduced to the extent of retirement benefits otherwise payable under any other Homestake retirement plan (except the Homestake Mining Company Savings Plan).

     Homestake has a deferred compensation plan under which 23 eligible employees and the directors are entitled to defer receipt of compensation. Deferred compensation earns interest at rates determined under the plan, with a higher rate equal to 120% of the regular rate (the "Preferred Rate") for persons who have been participants for more than five years. Under the deferred compensation plan, following the Combination, all deferred compensation will earn interest at the Preferred Rate.

        Other Representatives of Homestake Who May Communicate with Homestake and Santa Fe Shareholders

                                            Present Principal
                                         Occupation or Employment

Robert A. Pilkington....................... Managing Director
Dillon, Read & Co. Inc.
535 Madison Avenue
New York, NY 10022

James C. Katzman............................ Vice President
Dillon, Read & Co. Inc.
535 Madisoin Avenue
New York, NY 10022

     Homestake has retained Dillon, Read & Co. Inc. ("Dillon Read") to act as its financial advisor in connection with the Combination and related matters. Pursuant to an engagement letter dated as of November 21, 1996, between Homestake and Dillon Read, Homestake has agreed to pay Dillon Read a fee of 0.33% of the equity consideration in the Combination, subject to a maximum fee of $6,500,000, for services provided in connection with the Combination. Of this amount, $2,250,000 was paid upon the announcement by Homestake of the execution of the Agreement; the payment of the balance is contingent upon the consummation of the merger. Homestake has also agreed to reimburse Dillon Read for the expenses reasonably incurred by it in connection with its engagement (including reasonable counsel fees) and to indemnify Dillon Read and its officers, directors, employees, agents and controlling persons against certain expenses, losses, claims, damages or liabilities in connection with its services, including those arising under the federal securities laws. In the past, Dillon Read has provided investment banking services to Homestake and has received customary compensation for such services. In the ordinary course of business, Dillon Read trades the securities of Homestake and Santa Fe for its own account and the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

     This information is being furnished by Homestake to Homestake and Santa Fe shareholders pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended, in response to the proposed Newmont exchange offer and Newmont's proposed solicitation of proxies. This information is not being furnished by Santa Fe or its Board of Directors.